SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                               (Amendment No. )(1)


                             PIONEER COMPANIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     COMMON STOCK, $0.01 PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    723643300
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 January 5, 2004
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

          [X] Rule 13d-1(b)

          [_] Rule 13d-1(c)

          [_] Rule 13d-1(d)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   723643300
            ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     James D. Bennett

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [_]
                                                                 (b) [X]

3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.   SOLE VOTING POWER

     0

6.   SHARED VOTING POWER

     1,700,000

7.   SOLE DISPOSITIVE POWER

     0

8.   SHARED DISPOSITIVE POWER

     1,700,000

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,700,000

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                     [_]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     16.99%

12.  TYPE OF REPORTING PERSON*

     IN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.   723643300
            ---------------------

Item 1(a).  Name of Issuer:

            Pioneer Companies, Inc.
            --------------------------------------------------------------------

Item 1(b).  Address of Issuer's Principal Executive Offices:

            700 Louisiana
            Suite 4300
            Houston, Texas 77002
            --------------------------------------------------------------------

Item 2(a).  Name of Person Filing:

            (1) James D. Bennett
            (2) Bennett Restructuring Fund, L.P. ("BRF")(1)
            (3) Bennett Restructuring Fund II, L.P. ("BRF II")(1)
            (4) Bennett Offshore Restructuring Fund, Inc. ("BORF")(1)
            (5) Barclays Global Investors Distressed Specialist Fund I
                ("Barclays Distressed")(2)
            (6) Restructuring Capital Associates, L.P.(1), (2) & (3)

---------
     (1) This Schedule 13G is being filed by James D. Bennett, a United States citizen, Bennett Restructuring Fund, L.P., a Delaware limited partnership ("BRF"), Bennett Offshore Restructuring Fund, Inc., a Cayman Islands exempted company ("BORF"), Restructuring Capital Associates, L.P. ("RCA"), a Delaware limited partnership, which is an investment advisory and management firm and Barclays Global Distressed Specialist Fund I ("BGID") (collectively, the "Reporting Persons"). The principal business address of Mr. Bennett, BRF, BRF II and RCA is 2 Stamford Plaza, Suite 1501, 281 Tresser Blvd. Stamford, Connecticut 06901. The principal business address of BORF is P.O. Box 2003 GT, Grand Pavilion Commercial Centre, Bougainvillea Way, 802 West Bay Road, Grand Cayman, British West Indies.

     Mr. Bennett is the President and a director of Bennett Capital Corporation ("BCC"), a Delaware corporation, which is an investment advisory and management firm. BCC is the general partner of RCA. RCA is the general partner of BRF and Bennett Restructuring Fund II, L.P. ("BRF II"), both of which are Delaware limited partnerships.

     Mr. Bennett also serves as a director of BORF.

     BRF, BRF II, and BORF each are private investment fund companies. Bennett Management Corporation ("BMC") provides research and investment advisory services to BRF and BRF II pursuant to an agreement with each of these investment fund companies. Bennett Offshore Investment Corporation ("BOIC") provides research and investment advisory services to BORF pursuant to an agreement with BORF. Mr. Bennett is the President and a director of each of BMC and of BOIC.

     (2) BGID is a unit trust organized under the laws of Ireland. Barclays Global Investors Limited ("BGI"), a limited company organized under the laws of England and Wales, is the manager of BGID. BGI appointed RCA as a sub-advisor to BGID. RCA provides investment advisory and management services to BGID pursuant to an agreement between RCA and BGID.

     (3) RCA is the only Reporting Person which is a registered investment adviser.
     ---------------------------------------------------------------------------

Item 2(b).  Address of Principal Business Office, or if None, Residence:

            (1)     James D. Bennett, BRF, BRF II and RCA:

                       2 Stamford Plaza
                       Suite 1501
                       281 Tresser Boulevard
                       Stamford, Connecticut 06901

            (2)     BORF:

                       P.O. Box 2003 GT
                       Grand Pavilion Commercial Centre
                       Bougainvillea Way
                       802 West Bay Road
                       Grand Cayman, Cayman Islands

            (3)     Barclays Distressed:

                       Abbey Court
                       Irish Life Centre
                       Lower Abbey Street
                       Dublin 1
                       Ireland
            --------------------------------------------------------------------

Item 2(c).  Citizenship:

            (1)     James D. Bennett:      USA
            (2)     BRF:                   Delaware limited partnership
            (3)     BRF II:                Delaware limited partnership
            (4)     BORF:                  Cayman Islands exempted company
            (5)     Barclays Distressed:   Ireland unit trust
            (6)     RCA:                   Delaware limited partnership
            --------------------------------------------------------------------

Item 2(d).  Title of Class of Securities:

            Common Stock, $0.01 par value per share
            --------------------------------------------------------------------

Item 2(e).  CUSIP Number:

            723643300
            --------------------------------------------------------------------

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

     (a)    [_]    Broker or dealer registered under Section 15 of the Exchange
                   Act.

     (b)    [_]    Bank as defined in Section 3(a)(6) of the Exchange Act.

     (c)    [_]    Insurance company as defined in Section 3(a)(19) of the
                   Exchange Act.

     (d)    [_]    Investment company registered under Section 8 of the
                   Investment Company Act.

     (e)    [X]    An investment adviser in accordance with Rule
                   13d-1(b)(1)(ii)(E);

     (f)    [_]    An employee benefit plan or endowment fund in accordance with
                   Rule 13d-1(b)(1)(ii)(F);

     (g)    [_]    A parent holding company or control person in accordance with
                   Rule 13d-1(b)(1)(ii)(G);

     (h)    [_]    A savings association as defined in Section 3(b) of the
                   Federal Deposit Insurance Act;

     (i)    [_]    A church plan that is excluded from the definition of an
                   investment company under Section 3(c)(14) of the Investment
                   Company Act;

     (j)    [_]    Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned:

          James D. Bennett:        1,700,000
          BRF:                       735,984
          BRF II:                    311,564
          BORF:                      541,238
          Barclays Distressed:       111,214
          RCA:                     1,158,762
          ----------------------------------------------------------------------

     (b)  Percent of class:

          James D. Bennett:          16.99%
          BRF:                        7.36%
          BRF II:                     3.11%
          BORF:                       5.41%
          Barclays Distressed:        1.11%
          RCA:                       11.58%
          ----------------------------------------------------------------------

     (c)  Number of shares as to which such person has:

          (i) Sole power to vote or to direct the vote

                                   James D. Bennett:                   0
                                   BRF:                                0
                                   BRF II:                             0
                                   BORF:                               0
                                   Barclays Distressed:                0
                                   RCA                                 0
                                                         ---------------------,

          (ii) Shared power to vote or to direct the vote

                                   James D. Bennett:           1,700,000
                                   BRF:                          735,984
                                   BRF II:                       311,564
                                   BORF:                         541,238
                                   Barclays Distressed:          111,214
                                   RCA:                        1,158,762
                                                         ---------------------,

          (iii) Sole power to dispose or to direct the disposition of

                                   James D. Bennett:                  0
                                   BRF:                               0
                                   BRF II:                            0
                                   BORF:                              0
                                   Barclays Distressed:               0
                                   RCA:                               0
                                                          ---------------------,

          (iv)  Shared power to dispose or to direct the disposition of

                                   James D. Bennett:          1,700,000
                                   BRF:                         735,984
                                   BRF II:                      311,564
                                   BORF:                        541,238
                                   Barclays Distressed:         111,214
                                   RCA:                       1,158,762
                                                          ---------------------.

Item 5.   Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following [ ].

         N/A
         -----------------------------------------------------------------------

Item 6.   Ownership of More Than Five Percent on Behalf of Another Person.

     If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

         N/A
         -----------------------------------------------------------------------

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

     If a parent holding company or Control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

         N/A
         -----------------------------------------------------------------------

Item 8.   Identification  and  Classification  of Members of the Group.

     If a group has filed this schedule pursuant to ss.240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to ss.240.13d-1(c) or ss.240.13d-1(d), attach an exhibit stating the identity of each member of the group.

         N/A
         -----------------------------------------------------------------------

Item 9.   Notice of Dissolution of Group.

     Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

         N/A
         -----------------------------------------------------------------------

Item 10.  Certifications.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                   January 14, 2004
                                        ----------------------------------------
                                                        (Date)


                                        /s/ James D. Bennett
                                        ----------------------------------------
                                            James D. Bennett


Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).


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